UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53775

CHINA NEW GREENFOOD  COMPANY LTD.
(Exact name of registrant as specified in its charter)

c/o Hunan Xiangmei Food Co, Ltd.
200 Taozhu Road, Wuxi Town
Qiyang County, Yongzhou City, Hunan Province
People’s Republic of China
+(86) 746-3269-828
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 21

Pursuant to the requirements of the Securities Exchange Act of 1934, China New Greenfood Company Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2012	By:	/s/ Zhou Taiping
Name: Zhou Taiping Title: Chief Executive Officer